Filed by:  Dollar Thrifty Automotive Group, Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934
Subject Company:  Dollar Thrifty Automotive Group, Inc.
Commission File Number for the Related Registration Statement on Form S-4: 333-167085

Sent on behalf of Scott Thompson . . .

I wanted to give you a brief update regarding recent developments concerning both Hertz and Avis Budget.

As you know, we have entered into a definitive agreement to be acquired by Hertz.  We have also responded to Avis Budget’s stated intention to make a “substantially higher offer” for Dollar Thrifty by communicating that our Board is prepared to entertain such an offer.  As part of that process, Avis Budget signed a confidentiality agreement which allows them to conduct due diligence on our Company.  This due diligence is ongoing.

In the meantime, we continue to work to close the proposed Hertz transaction.  Today Hertz filed a Form S-4 which includes our Preliminary Proxy and Hertz’s Prospectus Statement with the SEC. The Form S-4 contains detail and background on the Hertz/Dollar Thrifty transaction.  Among other information, it outlines the conversations our Board had with various parties, including Hertz and Avis Budget, leading up to the agreement to be acquired by Hertz in April.  I believe this historical perspective clearly demonstrates that our Board is committed to securing the best possible outcome for Dollar Thrifty shareholders.

You may also have seen press reports regarding filings made with U.S. regulatory authorities by both Hertz and Avis Budget seeking antitrust approval for a transaction with Dollar Thrifty.  This is a very standard step in the process of completing any transaction, whether it be with Hertz or Avis Budget.  To be clear, as we have said before, any and all transactions are subject to regulatory approval, and without such approval no transaction will close.

I realize that all of this may be unsettling to you.  Ultimately, if Avis Budget comes forward with a proposal, our Board will evaluate any Avis Budget offer within the context of the Hertz agreement and act in the best interests of Dollar Thrifty’s shareholders.

I will continue to update you on this situation as appropriate, but it remains of paramount importance that we remain focused on what has made Dollar Thrifty so successful – our high levels of customer service and strong business performance.  Dollar Thrifty has come a long way in the past two years, and our exceptional performance is due in large part to the efforts of all of you.

Keep up the good work as we continue through this process.

Thanks,

Scott

Forward-Looking Statements
This communication contains statements that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations and beliefs of Dollar Thrifty Automotive Group, Inc. (“DTG”) and Hertz Global Holdings, Inc. (“Hertz”) and are subject to a number of risks, uncertainties and assumptions that could cause actual results to differ materially from those described in the forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Risks, uncertainties and assumptions include the possibility that (1) the companies may be unable to obtain stockholder or regulatory approvals required for the merger of DTG with and into a wholly owned subsidiary of Hertz (the “Merger”) or may be required to accept conditions that could reduce the anticipated benefits of the Merger as a condition to obtaining regulatory approvals; (2) the length of time necessary to consummate the proposed Merger may be longer than anticipated; (3) problems may arise in successfully integrating the businesses of the two companies; (4) the proposed Merger may involve unexpected costs; (5) the businesses may suffer as a result of uncertainty surrounding the proposed Merger; and (6) the industry may be subject to future risks that are described in SEC reports filed by DTG and Hertz. Because forward-looking statements involve risks and uncertainties, actual results and events may differ materially from results and events currently expected by DTG and Hertz. DTG and Hertz assume no obligation and expressly disclaim any duty to update the information contained herein except as required by law.

Important Information for Investors and Stockholders
This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. Hertz has filed with the Securities and Exchange Commission (“SEC”) a preliminary registration statement on Form S-4 (registration statement number 333-167085) that includes a preliminary proxy statement of DTG that also constitutes a preliminary prospectus of Hertz. Hertz and DTG also plan to file other documents with the SEC regarding the proposed transaction. After the registration statement has been declared effective by the SEC, a definitive proxy statement/prospectus will be mailed to stockholders of DTG. INVESTORS AND STOCKHOLDERS OF DTG ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and stockholders will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about Hertz and DTG, once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by Hertz will be available free of charge on Hertz’s internet website at www.hertz.com or by contacting Hertz’s Investor Relations Department at 201-307-2100. Copies of the documents filed with the SEC by DTG will be available free of charge on DTG’s internet website at www.dtag.com or by contacting DTG’s Investor Relations Department at 918-669-2119. Hertz, DTG, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of DTG in connection with the proposed transaction. Information about the directors and executive officers of Hertz is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 9, 2010. Information about the directors and executive officers of DTG is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 27, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the preliminary proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC when they become available.